

16014311

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8- 45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad (212) 262 -5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie CPA's PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 3rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Flakstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


MARTINA URENA
Notary Public - State of New York
NO. 01UR6326983
Qualified in Queens County
My Commission Expires Jun 29, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB), (a Delaware corporation) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Carnegie Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, IV, V and VI has been subjected to audit procedures performed in conjunction with the audit of Carnegie Inc.'s financial statements. The supplemental information is the responsibility of Carnegie Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V and VI is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 19, 2016

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets	
Cash	$ 7,081,838
Commissions Receivable	656,703
Prepaid Income Taxes	177,318
Prepaid Expenses	162,919
Total Current Assets	8,798,778
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $604,724	457,757
Other Assets	
Deferred Income Tax Benefit	953,563
TOTAL ASSETS	$ 10,210,098

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 2,531,901
Deferred Rent	31,078
Total Current Liabilities	2,562,979
Stockholder's Equity	
Common Stock - $0.01 par value; 100 shares authorized issued and outstanding	1
Paid-in Capital	3,999,999
Retained Earnings	3,647,119
Total Stockholder's Equity	7,647,119
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,210,098

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue	
Commission Income	$ 7,493,736
Fee Income	3,862,353
Interest Income	1,677
Foreign Exchange Gain	49,259
Total Revenue	11,407,025
Expenses	
Settlement Costs	3,462,282
Salaries	4,491,158
Office Rent and Utilities	419,057
Commercial Rent Tax	9,331
Payroll Taxes	162,598
Employee Benefits	494,535
Insurance	62,735
Research	12,945
Depreciation	75,241
Repairs and Maintenance	14,729
Office Expenses	31,328
Telephone and Communication	956,774
Machine Rental and Maintenance	67,187
Professional and Legal Fees	321,406
Travel and Entertainment	574,873
Regulatory Fees	20,357
Dues and Subscription	35,153
Charitable Contribution	1,601
Miscellaneous	61,268
Payroll Service Charge	4,418
Seminars	3,318
Total Expenses	11,282,294
Income Before Provision for Income Taxes	124,731
Provision for Income Taxes	(83,384)
Income Tax Benefit	89,283
Total Income Tax Provision	5,899
Net Income	$ 130,630

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2015	$ 1	$3,999,999	$3,516,489	$7,516,489
Net Income	0	0	130,630	130,630
Balances, December 31, 2015	$ 1	$3,999,999	$3,647,119	$7,647,119

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities	
Net Income	$ 130,630
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:	
Depreciation	75,241
Increase in Commissions Receivable	(179,390)
Increase in Prepaid Income Taxes	(172,850)
Increase in Prepaid Expenses	(17,528)
Increase in Deferred Income Tax Benefit	(4,146)
Increase in Accounts Payable and Accruals	111,512
Decrease in Income Taxes Payable	(24,419)
Decrease in Rent Abatement	(4,150)
Increase in Deferred Rent	31,078
Net Cash Used in Operating Activities	(54,022)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(479,475)
Cash Flows From Financial Activities	0
Net Decrease in Cash	(533,497)
Cash and Cash Equivalents January 1, 2015	8,335,335
Cash and Cash Equivalents December 31, 2015	$ 7,801,838
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for:	
Taxes	$ 196,516

The accompanying notes are an integral part of these financials statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Fixed Assets

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Tax Uncertainties

Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax Uncertainties (Continued)
Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 8). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign currency translation:
Amounts recorded in foreign currency are translated into United States dollars as follows:
(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c) Revenues and expenses, at the rate of exchange at the trade date.

Use of Estimates
Carnegie uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

Compensated absences:
Compensated absences for sick pay and personal time have not been accrued since they are not allowed to be carried over from year to year.

NOTE 3 - CASH

Only $250,000 of cash held at TD Bank is FDIC insured, $7,625,398 was not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions' receivable represents the net amount that arises in the normal course of business. Accounts are generally considered past due after 30 days. Past due receivables do not accrue interest. There were no accounts over 90 days past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. At December 31, 2015, commissions receivable were considered fully collectible by management; therefore, no allowance for doubtful accounts has been provided.

The amount of $656,703 represents the amount due from related companies net of settlement costs as follows:

Carnegie Investment Bank AB	$445,449
Carnegie Bank A/S	99,005
Carnegie ASA	105,266
Carnegie London	6,983
	$656,703

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit of loss is reflected in income in the period incurred.

The following is a summary of the property and equipment, and the related accumulated depreciation as of December 31, 2015:

Cost

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 583,006	$ 324,406	$ ---	$ 907,412
Leasehold Improvements	689,311	155,069	689,311	155,069
	$1,272,317	$ 479,475	$689,311	$1,062,481

Accumulated Depreciation

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 521,902	$ 65,549	$ ---	$587,451
Leasehold Improvements	696,892	9,692	689,311	17,273
	$1,218,794	75,241	$689,311	$604,724

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self-directed by the participant.

For the year ended December 31, 2015, contributions to the plan charged to operations were $221,869 and are included in employee benefits. Additionally, Carnegie pays for the cost of all of its employee's health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2025. Future minimum rental commitments for this operating lease are as follows:

2016	$ 332,793
2017	340,281
2018	347,937
2019	355,766
2020	374,521
Thereafter	2,024,700
	$3,775,998

Rent expense for the year totaled $351,108.

NOTE 8 - INCOME TAXES

The major components of income tax expense for the year ended December 31, 2015 are as follows:

Current Income Tax Expense	$24,200
Deferred Income Tax	85,138
Adjustments in Respect of Income Tax of Previous Years	(25,954)
Income Tax Expense Reported on Financial Statements	$83,384

Deferred income tax at December 31, 2015 relates to the following:

Accelerated Depreciation for Tax Purpose	$(62,113)
Deferred Compensation	258,577
Deferred Rent	14,049
Federal, State/Local Net Operating Losses	743,050
Deferred Income Tax Reported on Financial Statements	$953,563

NOTE 8 - INCOME TAXES (CONTINUED)

The following temporary differences gave rise to the deferred tax: reduction of rent expense attributable to rent abatement is not taxable since it was not received; the excess of tax depreciation over book depreciation; and deferred compensation which is not deductible for tax purposes until paid.

Prepaid income taxes represents an overpayment of Federal, State and local income tax that will be applied to the 2016 tax liability. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

Carnegie incurred Net Operating Losses in years 2009, 2010, 2012 and 2015. The Net Operating Losses for 2009, 2010 and 2012 were utilized for Federal income tax only. New York State and New York City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are Federal, New York State and New York City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
Federal	$223,947	2015	2035
New York State	1,041,433	2009	2029
	2,242,843	2010	2030
	1,747,985	2012	2032
	79,442	2015	2035
New York City	983,188	2009	2029
	2,234,239	2010	2030
	1,739,374	2012	2032
	68,442	2015	2035

The Federal, New York State and New York City income tax returns of the Company for 2012 through 2015 are subject to examination by the taxing authorities for three years after they were filed. Carnegie incurred penalties and interest of $310. This amount is included in the provision for income taxes on the statement of income.

NOTE 9 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission Income	Trading Loss	Currency Gain (Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	$4,501,311	$(97,818)	$50,037	$2,171,072
Carnegie Bank A/S	1,810,324	(3,541)	3,796	734,689
Carnegie ASA	1,297,240	(13,781)	(4,574)	556,522

Accounts Payable as of December 31, 2015 includes $51,557 payable to Carnegie Investment Bank AB.

Carnegie, Inc. reimbursed its parent for certain expenses totaling $622,383. These expenses relate to items which were paid by the parent and were allocated to the group. The expenses were as follows:

IT Expenses	$138,363
Reuter Expense	27,892
Fix Order Routing	121,066
Exchange Expense	65,583
Sofware Licensing	15,988
Consulting Services	192,192
Miscellaneous	54,635
Telephone Expense	6,664
Total	$622,383

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, none of the financial instruments are held for trading purposes.

Concentration of Credit Risk:
The credit risk for commission's receivable is concentrated because 100% of the balances due are from three related parties (see note 4 and 9). However, commissions receivable are collected within a short period of time, accordingly, commissions receivable are reported at the amount of the receivable outstanding.

Revenue Concentration
Revenue for the year ended December 31, 2015 includes revenue from three related parties, (see notes 4 and 9) which accounted for approximately 66% of the total revenues.

NOTE 11 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 19, 2016, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2015, Carnegie had net capital of $5,238,829 which was $4,988,829 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 7,647,119
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	30
Commissions Receivable	656,703
Prepaid Income Taxes	177,318
Prepaid Expenses	162,919
Furniture, Equipment and Leasehold Improvements	457,757
Other Assets	953,563
Total Deductions and/or Charges	2,408,290
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	5,238,829
Haircuts on Investment Securities	0
Net Capital	$ 5,238,829
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 2,531,901
Deferred Rent	31,078
Total Aggregate Indebtedness	$ 2,562,979
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 4,988,829
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$ 4,938,829

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 5,238,829
Net Capital per above	$ 5,238,829

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

As Carnegie, Inc. is exempted under 15c3-3(k)(2)(i), this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF PAB RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

There are no material differences between the preceding computation and Carnegie's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$ 0
A.	Number of items	$ 0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	$ 0

SCHEDULE V
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2015

As Carnegie, Inc. is not registered as a futures commission's merchant, this schedule is not applicable.

SCHEDULE VI
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2015

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

ON CARNEGIE, INC'S EXEMPTION REPORT

FOR THE PERIOD OF

JANUARY 1, 2015 TO DECEMBER 31, 2015



RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Carnegie Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Carnegie Inc. Exemption Report, in which (1) Carnegie Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carnegie Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k) (2)(i) (the "exemption provisions") and (2) Carnegie Inc. stated that Carnegie Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carnegie Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnegie Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 19, 2016

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140



Carnegie Inc.'s Exemption Report

Carnegie Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Carnegie Inc.

I, Thomas Flakstad, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: President

Date 2/19/16

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED – UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2015



RegenBenzMacKenzie

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Carnegie Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Carnegie Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of Form SIPC-7. Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, NY
February 19, 2016

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, THIRD FLOOR, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2015 TO DECEMBER 31, 2015

SIPC-7T - General Assessment:	$ 28,805
Amount paid to SIPC:	
July 28, 2015	13,110
February 9, 2016	15,695
Total Payments:	$ 28,805

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015